SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 2 NEW routes FROM Dusseldorf (weeze)* to LAPPEENRANTA (FinLAND) AND SZCZECIN (Poland)
FROM MARCH '10
8 AIRCRAFT, 3M PAX P.A. & 3,000 JOBS AT WEEZE

Ryanair
, the world's favourite airline, today (8
th
 Dec 09) announced that it will add one new Boeing 737-800 aircraft (8 in total) and open two new routes (49 in total) from its Dusseldorf (Weeze) base to Lappeenranta (Finland) and Szczecin (Poland) from March 2010.  This brings
Ryanair
's investment in Dusseldorf (Weeze) to eight aircraft worth over $500million.

These two new routes along with increased frequencies on five other routes, Barcelona (Girona), Faro, Ibiza, Malaga and Trapani will increase
Ryanair
's annual traffic at Dusseldorf (Weeze) to 3million which will sustain 3,000 local jobs.

To celebrate its further expansion at Dusseldorf (Weeze), Ryanair released 500,000 €5 New Year seats for travel across 500 of its European routes in January.  These €5 seats are available for booking until midnight Thursday (10 th
 Dec) on
www.ryanair.com
.

Speaking in Dusseldorf today,
Ryanair
's Stephen McNamara said:

"Dusseldorf (Weeze) today celebrates its 8
th

Ryanair
 based aircraft, two new routes to Lappeenranta and Szczecin and increased frequencies on five other routes from March 2010.  These new flights go on sale tomorrow. With a total of 49 low fare routes from Dusseldorf (Weeze) next summer German consumers/visitors can beat the recession by choosing
Ryanair
's lowest fares and guaranteed no fuel surcharges to exciting destinations all over Europe.
Ryanair
's 3million passengers p.a. will sustain 3,000 local jobs in Weeze in 2010.

"To celebrate these new aircraft and routes at Dusseldorf (Weeze), Ryanair is releasing 500,000 €5 New Year seats for travel across Europe in January.  Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on
www.ryanair.com
".

New routes

Route	Begin	Freq (pw)
Lappeenranta	1 st Apr	2pw
Szczecin	31 st Mar	2pw

Increased frequencies

Route	Freq (pw)
Barcelona (Gir)	10pw
Faro	5pw
Ibiza	4pw
Malaga	7pw
Trapani	4pw

* Dusseldorf (Weeze) is 70 km from Dusseldorf.

For further information:
Stephen McNamara- Ryanair

    Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271

            Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  08 December, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary